SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                 863318 10 1
                                (CUSIP Number)


                                Gordon Sandler
                                 6468 Via Rosa
                               BOCA RATON, FLORIDA  33433
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                NOVEMBER 11, 1996
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 5

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 5 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     GORDON SANDLER
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <square>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS<square>

		     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  399,486
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    399,486

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           399,486

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           7.95

           (14)            TYPE OF REPORTING PERSON
			    IN


                                 SCHEDULE 13D

                                Amendment No. 2

      This Amendment is filed on behalf of Gordon Sandler and supplements and amends the initial Schedule 13D dated November 8, 1990, as amended by Amendment No. 1 dated June 6, 1994.

Item 4. PURPOSE OF THE TRANSACTION

      This item is amended to read as follows:

	The Schedule 13D as originally filed, and as amended by Amendment No. 1 and Amendment No. 2 thereto (the "AMENDED SCHEDULE 13D"), stated that the purpose of the transaction was investment and that the filing person intends to review on a continuing basis its investment in the securities of the Company and the Company's business affairs, financial condition and state of the building supply industry in which the Company participates, as well as conditions in the securities markets and general economic and industry conditions. The Amended Schedule 13D also stated that the filing person may in the future take such action in respect of its investment in the securities of the Company as it deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional securities or disposing of securities now held or hereafter acquired in open market transactions, privately negotiated transactions or otherwise.

	The Amended Schedule 13D is further amended to reflect that as of November 11, 1996, the Company entered into an Agreement and Plan of Merger (the "MERGER AGREEMENT") with Hamilton Acquisition LLC (the "PARENT") and Hamilton NY Acquisition Corp., a wholly-owned subsidiary of the Parent
(the "SUBSIDIARY"), pursuant to which the Subsidiary would be merged with the Company (the "MERGER"). The merger consideration to be paid to Company stockholders is $6.00 per share of Company Common Stock, in cash, for an aggregate fully diluted purchase price of approximately $32 million. Additionally, as of November 11, 1996, the filing person together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into a Proxy Agreement dated as of November 11, 1996 with the Parent and the Subsidiary (the "PROXY AGREEMENT") pursuant to which such stockholders agreed, among other things, to appoint the Parent as such stockholders' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

      Consummation of the Merger Agreement would necessarily result in the following:

      (a) the Parent acquiring all of the then outstanding shares of Company Common Stock;
      (b) an extraordinary corporate transaction involving the Company and its subsidiaries;
      (d) the resignation of the present Board of Directors of the Company and the addition of Frederick Marino as Chief Executive officer to Company management;
      (e)  a reduction in Company equity capitalization;
      (g)  a restatement of the Company's charter and by-laws;
      (h)  the Company being delisted.


                              3 of 5

Item 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	This item is supplemented as follows:

	As of September 30, 1996, Mr. Sandler together with the Company and certain other individuals amended the Agreement and Plan of Reorganization (the "AMENDED REORGANIZATION AGREEMENT") to terminate certain parties thereto who were not stockholders of the Company. The Company, Mr. Sandler and the remaining parties to the Amended Reorganization Agreement (together, the "NON-TERMINATING PARTIES") also entered into certain waivers of the Amended Reorganization Agreement to facilitate certain transactions with regard to the Proxy Agreement.

	Aditionally, as of November 11, 1996, Mr. Sandler together with certain other stockholders of the Company, holding an aggregate of approximately 62% of the shares of Common Stock of the Company, entered into the Proxy Agreement pursuant to which Mr. Sandler together with seven (7) others agreed, among other things, to appoint the Parent as such stockholders' irrevocable proxy to vote such stockholders' shares of Common Stock in favor of the approval and adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

   4. Proxy Agreement dated as of November 11, 1996 by an among the Reporting Person and other persons [incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 1996.]

   5. Second Amendment to Agreement and Plan of Reorganization dated as of September 30, 1996 by and among the Company and the parties named therein.

   6. Form of Waiver Agreement dated as of October 25, 1996 between the Company and the Non-Terminating Parties.



                              4 of 5

                                   SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                /S/ GORDON SANDLER
						------------------------
                                                Gordon Sandler

Dated as of November 11, 1996


                              5 of 5

			      EXHIBIT 5


                         Second Amendment to Agreement
                          and Plan of Reorganization


      This Second Amendment dated as of September 30, 1996 (this "AMENDMENT)", to the Agreement and Plan of Reorganization dated as of October 1, 1986, as amended as of January 25, 1988 (the "REORGANIZATION AGREEMENT") by and among the persons set forth as signatories of this Amendment and The Strober Organization, Inc., a Delaware corporation (the "COMPANY").

      WHEREAS, the persons listed on SCHEDULE A hereto are parties to the Reorganization Agreement but are not currently stockholders of the Company and desire to terminate their participation as a party to the Reorganization Agreement (the "TERMINATING PARTIES"); and

      WHEREAS, each of the parties hereto has determined that it is in the best interest of such party that this Second Amendment be entered into;

      NOW, THEREFORE, in consideration of the premises and of the mutual covenants of the parties hereto, the parties agree as follows:

      1. REPRESENTATION AND WARRANTY. Each of the Terminating Parties represents and warrants to each other party that as of the date hereof such Terminating Party does not own any Company Common Stock or have the right to acquire any Company Common Stock.

      2. TERMINATION. Each of the parties hereto agrees that as of the date hereof, the Terminating Parties shall no longer be deemed to be a party to the Reorganization Agreement.

      3. WAIVER. Each of the Terminating Parties hereby waives any rights that the Terminating Party has as of the date hereof by reason of the Reorganization Agreement.

      4. SEVERABILITY. Any term or provision of this Second Amendment which is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Second Amendment or affecting the validity or enforceability of any of the terms or provisions hereof in any other jurisdiction.

      5. COUNTERPARTS. This Second Amendment may be executed in one or more counterparts, each of which shall be considered an original and all of which, when taken together, shall constitute one and the same instrument.

      IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment as of the date first above written.

THE STROBER ORGANIZATION, INC.


By: /s/ Robert J. Gaites                /s/ Robert J. Gaites
-----------------------------------     ---------------------------------------
Robert J. Gaites, President             Robert J. Gaites

/s/ Sue Strober				/s/ John T. Guerin
-----------------------------------     ---------------------------------------
Sue Strober                             John T. Guerin

/s/ Sue Strober				/s/ Richard D. King
-----------------------------------     ---------------------------------------
Sue Strober, as Trustee for Steven      Richard D. King
Strober

/s/ Sue Strober				/s/ Philip Zieky
-----------------------------------	---------------------------------------
Sue Strober, as Trustee for Hilary      Philip Zieky
Strober

/s/ Gordon Sandler			/s/ Paul Zieky
-----------------------------------	---------------------------------------
Gordon Sandler                          Paul Zieky

/s/ Aaron F. Kulick			/s/ Edward Zieky
-----------------------------------	---------------------------------------
Aaron F. Kulick, in his capacity as a   Edward Zieky
 Beneficiary of the Estate of
 Gary F. Kulick

/s/ Erik L. Kulick			/s/ Eliott Zieky
-----------------------------------	---------------------------------------
Erik L. Kulick, in his capacity as a    Eliott Zieky
 Beneficiary of the Estate of
 Gary F. Kulick


/s/ Nathan Schwartzberg			/s/ Philip B. Simonds
-----------------------------------	---------------------------------------
Nathan Schwartzberg                     Philip B. Simonds

/s/ Albert C. Brower			/s/ John Yanuklis
-----------------------------------	---------------------------------------
Albert C. Brower                        John Yanuklis

/s/ Richard Young			/s/ Janet Zieky
-----------------------------------	---------------------------------------
Richard Young                           Janet Zieky

/s/ Gordon Milne			/s/ Jon Zieky
-----------------------------------	---------------------------------------
Gordon Milne                            Jon Zieky

/s/ Jeffrey Zieky			/s/ Nancy Green
-----------------------------------	---------------------------------------
Jeffrey Zieky                           Nancy Green

/s/ Philip Zieky			/s/ Phyllis Rachlin
-----------------------------------	---------------------------------------
Philip Zieky, Executor of the`          Phyllis Rachlin
Estate of Evelyn Zieky

                         Second Amendment to Agreement
                          and Plan of Reorganization

                        [SIGNATURE PAGE CONTINUED]

/s/ Abraham Fishberg
-----------------------------------
Abraham Fishberg, Executor
Estate of Sylvia Fishberg

                                SCHEDULE A
                                    to
                       Second Amendment to Agreement
                        and Plan of Reorganization



                            TERMINATING PARTIES


                                  Nancy Green
                                  Janet Zieky
                                 Jeffrey Zieky
                                   Jon Zieky
                                  Paul Zieky
                                 Philip Zieky
                            Estate of Evelyn Zieky

    The following parties are beneficiaries of the Estate of Gary F. Kulick
                                Aaron F. Kulick
                                Erik L. Kulick

                           Estate of Sylvia Fishberg

			  EXHIBIT 6

                  THE STROBER ORGANIZATION, INC.
                        550 HAMILTON AVENUE
                     BROOKLYN, NEW YORK 11232


                                   Dated as of October 25, 1996


To the Persons Listed as Signatories

Ladies and Gentlemen:

     On February 20, 1996, the Company announced that it had engaged Hill Thompson Capital Markets, Inc. as the Company's financial advisor to explore strategic alternatives in order to maximize stockholder value, including the possible merger or sale of all or part of the Company.

     Certain forms of sale of all or part of the Company might involve the transfer of the common stock of the Company by you and other stockholders who have certain rights under an Agreement and Plan of Reorganization dated as of October 1, 1986, by and among the Company and certain stockholders, as subsequently amended, by and among the Company and certain stockholders (collectively, the "AGREEMENT"). The Company is sending this letter to each of the parties of the Agreement but is only binding upon those parties of the Agreement who execute it and return it to the Company.

     This letter will serve as the Company's notice to you that, subject to the Waiver Conditions (as defined below), pursuant to Section 13(c) of the Agreement, the Company waives its rights under Sections 5 and 6 of the Agreement (concerning transfers of Company stock and the right of first refusal) and consents (i) to the transfer of shares of Strober Stock (as defined in the Agreement) by you in connection with any future transaction between the Company and/or its stockholders and a third party (a "TRANSACTION") and (ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction.

     The Company hereby requests that, pursuant to applicable provisions of the Agreement, you waive your rights under this Agreement and consent to
(i) the transfer of shares of Strober Stock (as defined in the Agreement) by any other party to the Agreement in connection with any Transaction and
(ii) the grant of the irrevocable proxy by certain of the Company stockholders pursuant to the Transaction. Such waiver and consent shall be effective only upon the occurrence of the following (the "WAIVER CONDITIONS"): (i) the Transaction, if any, shall have been consummated no later than 5:00 p.m., New York time, on January 31, 1997; and (ii) pursuant to such Transaction, each stockholder party to the Agreement shall receive the same amount of consideration per share of common stock as any other holder of common stock of the Company.

     By countersigning this letter and returning it to the Company at the above address, you agree to: (i) waive your rights under the Agreement and consent to transfers and grant of irrevocable proxies as described in the immediately preceding paragraph; and (ii) maintain the confidentiality of the existence of this letter and its contents.

     Upon receipt and confirmation of this letter by any of the parties thereof, the Company will provide you with the signed waiver of each stockholder party to the Agreement. We appreciate your prompt attention to this matter as we strive to increase the value of the Company to its stockholders.

                                   Very truly yours,

                                   /S/ ROBERT J. GAITES
				   ---------------------------------------
                                   President and Chief Executive Officer

AGREED AND ACCEPTED


---------------------------


---------------------------
Name Printed

---------------------------
Date

                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, $.01 PAR VALUE PER SHARE
                        (Title of Class of Securities)



                                 863318 10 1
                                (CUSIP Number)


                                Gordon Sandler
                                 6468 Via Rosa
                               BOCA RATON, FLORIDA  33433
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                JUNE 6, 1994
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement <square>.

                              1 of 5

CUSIP NO. 863318 10 1                                        13D                            PAGE 2  of 5 PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     GORDON SANDLER
		     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <square>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS<asterisk>

		     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                USA


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  494,486
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    494,486

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           494,486

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES<asterisk>      <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.57

           (14)            TYPE OF REPORTING PERSON<asterisk>
			    IN


                             SCHEDULE 13D

                            Amendment No. 1

     This Amendment is filed on behalf of Gordon Sandler and amends and supplements the initial Schedule 13D dated November 8, 1990.


Item 2.    IDENTITY AND BACKGROUND.

     This item is supplemented as follows:

	Effective as of September 1, 1991, Mr. Sandler resigned as a Senior Vice President of the Company. Mr. Sandler was employed as a consultant by the Company for a further period of two (2) years. Mr. Sandler is presently retired and now resides at 6468 Via Rosa, Boca Raton, Florida 33433.

Item 4. PURPOSE OF TRANSACTION.

	This item is amended to read as follows:

	All of the shares of Company Common Stock to which this statement relates were initially acquired for investment purposes only.

	Mr. Sandler intends to review on a continuing basis his Investment in the securities of the Company and the Company's business affairs, financial condition and state of the building supply industry in which the Company participates, as well as conditions in the securities markets and general economic and industry conditions. He may in the future take such action in respect of his investment in the securities of the Company as he deems appropriate in light of the circumstances existing from time to time including, without limitation, purchasing additional securities or disposing of securities now held or hereafter acquired in open market transactions, privately negotiated transactions or otherwise.

	In connection with this review, Mr. Sandler has determined to notify the other parties to the Reorganization Agreement of his willingness to consider selling in whole or in part up to 250,000 shares of the Company's Common Stock held by him either to the other parties to the Reorganization Agreement or to the public in the open market.

	Except as set forth above, Mr. Sandler has no present plans or proposals which would relate to or result in:


	(a) The acquisition by any person of additional securities of the Company, or disposition of securities of the Company;

			      3 of 5

	(b) An extraordinary corporate transaction involving the Company or any of its subsidiaries;

	(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

	(d) Any change in the present board of directors or management of the Company;

	(e) Any material change in the present capitalization or dividend policy of the Company;

	(f) Any other material change in the Company's business or corporate structure;

	(g) Any material change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

	(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i) Causing a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

	(j)  Any action similar to any of those enumerated above.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

	This item is supplemented as follows:

	(a) Subsection (a) of this item filed the Initial Schedule 13D is deleted in its entirety and replaced by the following: "After giving effect to the transaction described herein, Mr. Sandler would own 239,486 Shares representing less than 5% of the Company's outstanding Shares."

	(d) Subsection (d) of this item filed in the Initial Schedule 13D is deleted in its entirety and replaced by the following : "The reporting person has had a borrowing relationship with a major New York City lending institution, as amended from time to time, pursuant to which various proportions of the proceeds from the sale of the Shares, if any, would be used to pay down the reporting person's then existing debt with that institution. Such proportions would vary based upon the Shares' selling price.


                              4 of 5

                               SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                            /S/ GORDON SANDLER
					    -------------------------


Dated:   June 6, 1994


                              5 of 5

                         SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )


                        THE STROBER ORGANIZATION, INC.
                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)



                                 863318 10 1
                                (CUSIP Number)


                            Peter G. Samuels, Esq.
                       Proskauer Rose Goetz & Mendelsohn
                                 1585 Broadway
                           New York, New York 10036
                           TEL:  (212) 969-3335
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                NOVEMBER 8, 1990
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box <square>.

Check the following box if a fee is being paid with this statement
<checked-box>.

CUSIP NO. 863318 10 1                                        13D                            PAGE __ of _ PAGES

         (1)         NAMES OF REPORTING PERSONS.
                     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

		     GORDON SANDLER
                     ###-##-####
         (2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                              (a) <check box>

												   (b) <square>

	 (3)         SEC USE ONLY

         (4)         SOURCE OF FUNDS

		     PF

         (5)         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                            <square>
                     PURSUANT TO ITEMS 2(d) or 2(e)

         (6)         CITIZENSHIP OR PLACE OF ORGANIZATION
                                United States


                                        (7)         SOLE VOTING POWER
           NUMBER OF
            SHARES                                  494,486
         BENEFICIALLY
           OWNED BY
             EACH
           REPORTING
            PERSON
             WITH

                                        (8)         SHARED VOTING POWER

                                                    -0-

                                        (9)         SOLE DISPOSITIVE POWER

                                                    494,486

                                       (10)         SHARED DISPOSITIVE POWER

                                                    -0-



           (11)            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           494,486

           (12)            CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                <square>

	   (13)            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           9.71

           (14)            TYPE OF REPORTING PERSON
			    IN


Item 1.    SECURITY AND ISSUER.

           This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of The Strober Organization, Inc., a Delaware corporation

(the "Company").  The Company's principal executive offices are located at 550

Hamilton Avenue, Brooklyn, New York 11232.

Item 2.    IDENTITY AND BACKGROUND.

           The name of the person filing this statement is Mr. Gordon Sandler.

The residence address of Mr. Sandler is 81 Linden Avenue, Metuchen, New Jersey.

Mr. Sandler's occupation is Senior Vice President of the Company, and his business address is 20 Truman Drive South, Edison, New Jersey 08817.  Mr.

Sandler has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Sandler is a citizen of the United

States.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Mr. Sandler spent $1,878,413 from his personal funds to consummate the transactions described in Item 5 below, which funds were obtained as described in Item 5.

Item 4.    PURPOSE OF TRANSACTION.

           The purpose of the acquisition described below was investment.  Mr.

Sandler does not presently have plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the

Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,

involving the Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries, (d) any change in the present board of directors or management of the Company,

including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's Certificate of Incorporation, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the

Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the

Company becoming eligible for termination of registration pursuant to Section

12(g)(4) of the Securities Exchange Act of 1934, as amended, or (j) any action similar to any of those enumerated above.  However, Mr. Sandler reserves the right to formulate such proposals, and to take action thereon, in the future.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a)  After giving effect to the transactions described below, Mr.

Sandler beneficially owned 494,486 Shares, all of which he held directly,

representing 9.71% of the Company's outstanding Shares.

           (b)  Mr. Sandler has the sole power to vote and sole power to dispose of all such Shares.

           (c)  Mr. Sandler was a party to a Purchasers' Purchase Agreement with certain other officers and former officers of the Company and Eric D.

Strober, individually, and as trustee for trusts for the benefit of his children, and Sue Strober, under which, upon the death of Eric D. Strober, his estate, such trusts and Sue Strober became obligated to sell Shares held by them at a price of $7.73 a share, and said officers and former officers became obligated to purchase such Shares at that price with the proceeds from certain insurance policies on the life of Mr. Strober.  Mr. Strober died on January 26,

1988.  On November 7, 1990, such officers and former officers received insurance proceeds in the amount of $11,264,365 and purchased an aggregate of

1,457,227 Shares, of which Mr. Sandler purchased 243,003 Shares from the Estate of Eric D. Strober.  On November 8, 1990, Mr. Sandler entered into a Purchase

Agreement with Sue Strober pursuant to which Ms. Strober acquired 50,717 Shares from Mr. Sandler at a price of $7.73 per share.  Mr. Sandler denies that he is a part of a "group" for any purpose.

           (d)  No other person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Item 5 above.

           (e)  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the ISSUER.


           Mr. Sandler is a party to an agreement with the Company and certain significant stockholders, officers and former officers thereof, under which such stockholders, officers, former officers, and the Company would have a right of first refusal to purchase any Shares (in excess of an aggregate 1,000 shares sold during any 12-month period) which Mr. Sandler desired to sell.  Mr.

Sandler would similarly participate in a right of first refusal to purchase any

Shares desired to be sold by any such stockholder, officer or former officer.

The agreements described in Item 5 above and providing for the transactions described therein are filed as Exhibits to the Schedule 13D of the undersigned.

The description of such agreements is qualified in its entirety by reference to such Exhibits.

Item 7.    MATERIAL TO BE FILED AS EXHIBITS

           (1)  Purchasers' Purchase Agreement, dated November 7, 1986, as amended as of January 25, 1988, by and among the Company and the Stockholders named therein.

           (2)  Purchase Agreement by and between Gordon Sandler and Sue

Strober dated November 8, 1990.

           (3)  Agreement and Plan of Reorganization, as amended as of January

25, 1988, by and among the Company and the Stockholders named therein.





                               SIGNATURE



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Dated:   November 21, 1990

                                 /S/ GORDON SANDLER
				 --------------------------
                                 Gordon Sandler